FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 June 13 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re:  RE-START OF BRUCE A REACTORS
                            dated  13 JUNE 2003



RE-START OF BRUCE A REACTORS

Further to the announcements made on 23 December 2002 and 14 February 2003 regarding the disposal of Bruce Power and the update provided in British Energy's preliminary results announced on 3 June 2003, British Energy has been advised by Bruce Power that, subject to receipt of regulatory approval, the restart of Bruce A Unit 4 is expected to be delayed to 30 June and Unit 3 is expected to restart by 30 July.

Under the terms of the sale and purchase agreement announced in December, if the restart of the two reactors is delayed beyond 15 June and 1 August respectively, subject to certain exceptions, the consideration of C$50m per reactor decreases on a sliding scale falling to zero after 9 months delay.


CONTACTS

Andrew Dowler          0207 831 3113        Financial Dynamics (Media Enquiries)

Paul Heward            01355 262 201        (Investor Relations)


Find this News Release on our web-site: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 13 2003                        BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations